By EDGAR and Courier

January 26, 2018

John Reynolds

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Beverages, Apparel, and Mining

100 F Street, N.E.

Washington, D.C. 20549

Re:	CVS Health Corporation

Registration Statement on Form S-4

Filed January 4, 2018

File No. 333-222412

Ladies and Gentlemen:

This letter responds to the comments contained in the letter from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated January 22, 2018 with respect to the Registration Statement on Form S-4 (File No. 333-222412) of CVS Health Corporation (“CVS Health”) filed with the Commission on January 4, 2018 (the “Form S-4”) and is submitted on behalf of CVS Health. CVS Health has filed today Amendment No. 1 to the Form S-4 (“Amendment No. 1”).

For the convenience of the Staff, the comments contained in the Staff’s comment letter appear below in bold. CVS Health’s response to each comment immediately follows the applicable comment. References in the responses to page numbers are to pages of Amendment No. 1.

In addition to submitting this letter by EDGAR, we are also delivering to the Staff by courier four courtesy copies of this letter together with Amendment No. 1 marked to show the revisions CVS Health has made to the Form S-4, including revisions made in response to the Staff’s comments.

General

1.	Please supplementally provide us with copies of any reports or presentations provided to the board in connection with the board’s evaluation of the proposed transaction.

In response to the Staff’s request, CVS Health respectfully informs the Staff that a copy of each presentation provided by Barclays Capital Inc. (“Barclays”) and Goldman Sachs & Co. LLC (“Goldman Sachs”) to the board of CVS Health in connection with the board’s evaluation of the proposed transaction is being provided directly to the Staff by Sullivan & Cromwell LLP (“Sullivan & Cromwell”), as counsel to Barclays and Goldman Sachs, under separate cover on a confidential and supplemental basis pursuant to Rule 418 of the Securities Act of 1933, as amended (“Rule 418”), and Rule 12b-4 under the Securities Exchange Act of 1934, as amended (“Rule 12b-4”). In accordance with such Rules, such presentations are being provided together with a request that such presentations be returned promptly following completion of the Staff’s review thereof. Such presentations are not, and will not be, filed with or deemed to be part of the Form S-4, including any amendments thereto. A request for confidential treatment of such presentations pursuant to the provisions of 17 C.F.R. §200.83 is also being made by Sullivan & Cromwell on behalf of each of Barclays and Goldman Sachs.

January 26, 2018

CVS Health further respectfully informs the Staff that a copy of the presentation provided by Centerview Partners LLC (“Centerview”) to the board of CVS Health in connection with the board’s evaluation of the proposed transaction is being provided directly to the Staff by Kirkland & Ellis LLP (“Kirkland & Ellis”), as counsel to Centerview, under separate cover on a confidential and supplemental basis pursuant to Rule 418 and Rule 12b-4. In accordance with such Rules, such presentation is being provided together with a request that such presentation be returned promptly following completion of the Staff’s review thereof. Such presentation is not, and will not be, filed with or deemed to be part of the Form S-4, including any amendments thereto. A request for confidential treatment of such presentation pursuant to the provisions of 17 C.F.R. §200.83 is also being made by Kirkland & Ellis on behalf of Centerview.

CVS Health further respectfully informs the SEC staff that a copy of each presentation provided by Allen & Company LLC (“Allen & Company”) and Lazard Frères & Co. LLC (“Lazard”) to the board of directors of Aetna Inc. in connection with the board’s evaluation of the proposed transaction is being provided directly to the Staff under separate cover by counsel for Allen & Company and Lazard on a confidential and supplemental basis pursuant to Rule 418 and Rule 12b-4. In accordance with such rules, counsel for Allen & Company and Lazard is requesting that these materials be returned promptly following completion of the Staff’s review thereof and such materials are not, and will not be, filed with or deemed to be a part of the Form S-4, including any amendments thereto. By separate letter, counsel for Allen & Company and Lazard is also requesting confidential treatment of these materials pursuant to the provisions of 17 C.F.R. §200.83.

Stock Ownership and Voting by CVS Health Directors and Executive Officers, page 19

2.	We note the disclosure of the amount and percent of shares of CVS owned by executive officers, directors and their affiliates. Please revise to add to this disclosure the vote required for approval of the proposed transaction, as required by Item 3(h) of Form S-4. Revise similar disclosure regarding Aetna’s executive officers, directors and their affiliates on page 20.

In response to the Staff’s comment, the disclosure has been revised on pages 19 and 20 of Amendment No. 1.

Background of the Merger, page 89

3.	We note on November 7 and 8, 2017 your board of directors met and discussed the increase in the cash component of the proposed purchase price. Additionally, we note on November 11, 2017 you conveyed to representatives of Aetna the increase in the cash component to 70% with the remaining 30% to be paid in shares of your common stock. Please revise to discuss the material discussions and negotiations that took place regarding the increase in the cash component.

In response to the Staff’s comment, the disclosure has been revised on page 95 of Amendment No. 1.

Opinion of Lazard Freres & Co LLC, page 111

Discounted Cash Flow Analysis, page 114

4.	Please disclose how you determined the various assumptions such as the perpetuity growth rates, and EBITDA multiples used in your calculations. Provide similar disclosure on page 117 for CVS, pages 123 and 126 in the Allen & Company opinion, pages 139 and 141 in the Barclays opinion, and pages 150 and 152 in the Centerview opinion.

January 26, 2018

In response to the Staff’s comment, the disclosure has been revised on pages 114, 115, 117, 123, 124, 126, 140, 141, 150, 151, 152 and 153 of Amendment No. 1.

Opinions of CVS Health’s Financial Advisors, page 128

Transaction Premium Analysis, page 138

5.	We note that the disclosure in this section presents the fairness opinions of both Barclays and Goldman Sachs. However, we note that only the analysis of Goldman Sachs has been disclosed in this section. Please revise to add the analysis of Barclays.

In response to the Staff’s comment, CVS Health acknowledges that the disclosure in this section presents the fairness opinions of both Barclays and Goldman Sachs, which sometimes include joint analyses and sometimes include analyses that were conducted only by Barclays or Goldman Sachs, as indicated throughout this section. As described in the disclosure, both Barclays and Goldman Sachs jointly conducted certain Transaction Premium Analyses. However, only Goldman Sachs calculated a range of implied equity values per Aetna common share as part of its Transaction Premium Analyses. For this reason, Barclays is not mentioned in the final paragraph of the Transaction Premium Analysis, which describes such calculations by Goldman Sachs.

The Merger Agreement, page 176

6.	We note your statement that the representations, warranties and covenants are not intended to be relied on as public disclosures. Please be advised that we regard all of the provisions of material agreements as disclosure to investors, and as such it is not appropriate to state or imply that investors cannot rely on these statements. Please revise or remove the disclaimer as appropriate. Please also revise the first sentence of the second paragraph under the explanatory note.

In response to the Staff’s comment, the disclosure has been revised on page 177 of Amendment No. 1.

7.	We note your statement that “the terms and information in the merger agreement are not intended to provide any other public disclosure of factual information.…” Please revise to remove any potential implication that the referenced merger agreement does not constitute public disclosure under the federal securities laws.

In response to the Staff’s comment, the disclosure has been revised on page 177 of Amendment No. 1.

Annex A. Agreement and Plan of Merger

8.	We note the disclosure schedules referenced in this agreement. Please revise to add a list briefly identifying the contents of all omitted schedules, as required by Item 601(b)(2) of Regulation S-K.

In response to the Staff’s comment, the disclosure has been revised on page A-95 of Amendment No. 1.

January 26, 2018

Annex B. Opinion of Lazard Freres & Co LLC

9.	Please file an executed opinion. Please also file an executed opinion for Allen & Company LLC in Annex C.

In response to the Staff’s comment, executed opinions have been filed in Annexes B and C of Amendment No. 1.

* * * * *

Please do not hesitate to contact the undersigned at (212) 848-7784 with any questions or comments you may have.

Very truly yours,

/s/ Daniel Litowitz

Daniel Litowitz

Partner

DL

Enclosure (by courier only)

cc:	Jonathan Burr – Securities and Exchange Commission

Pamela Howell – Securities and Exchange Commission

David M. Denton – CVS Health Corporation

Thomas M. Moriarty – CVS Health Corporation

Creighton O’M. Condon – Shearman & Sterling LLP

Robert M. Katz – Shearman & Sterling LLP

Thomas J. Sabatino, Jr. – Aetna Inc.

H. Oliver Smith – Davis Polk & Wardwell LLP

John A. Bick – Davis Polk & Wardwell LLP

Harold Birnbaum – Davis Polk & Wardwell LLP